Rajeeb Hussain Work History

WebWowZer
Chief Technical Officer
2022 – present

Feenix Lab
Chief Executive Officer
Feb 2015 – present

My Outsourcing Limited
Chairman
Oct 2014 – present

Meridian International Limited
Jan 2013 – present